CARTER LEDYARD & MILBURN LLP

Counselors at Law 2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	1401 Eye Street, N.W. Washington, DC 20005 (202) 898-1515 — 570 Lexington Avenue New York, NY 10022 (212) 371-2720

October 29, 2007

VIA EDGAR
Mr. William Thompson
Branch Chief
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 6010
Washington, D.C. 20549-3561

Re:	Defense Industries International, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 Filed April 9, 2007 Form 10-QSB for Fiscal Quarter Ended March 31, 2007 File No. 0-30105

Dear Mr. Thompson:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Commission”), in a letter to Ms. Tsippy Moldovan, dated September 27, 2007 (the “Comment Letter”), with respect to the Form 10-KSB for Fiscal Year Ended December 31, 2006 filed with the Commission on behalf of the Company on April 9, 2007 and Form 10-QSB for Fiscal Quarter Ended March 31, 2007 filed with the Commission on behalf of the Company on May 15, 2007.

        Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendment No. 1 to the Company’s Form 10-KSB for the year ended December 31, 2006 and Amendment No. 1 to the Company’s Form 10-QSB for the period ended March 31, 2007 as requested in the Comment Letter. We are also filing Amendment No. 1 to the Company’s quarterly report on Form 10-QSB for the period ended June 30, 2007, filed with the Commission on behalf of the Company on August 14, 2007. We have repeated your numbered comments below and have provided a response to each comment.

Mr. William Thompson

        Form 1O-KSB for Fiscal Year Ended December 31, 2006

        Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

        Results of Operations, page 31

I.	Where you describe two or more business reasons that contributed to a -material change in a financial statement line item between periods, please: quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the decrease in net revenues in fiscal 2006, you should quantify the extent to which the decrease in export sales and reduction in sales to the Israeli Defense Forces contributed to the overall change. Please also disclose the extent to which changes in revenues are attributable to changes in price and/or volume, See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

        Response

        The disclosure has been revised in response to the comment.

        Contractual Oblations, page 35

2.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV. A and footnote 46 to the Commission’s MD&A Guidance issued December 29, 2003, available at www.sec.gov.

        Response

        The table has been revised in response to the comment.

        Controls and Procedures, page 38

3.	We note your statement that internal control systems “can only provide reasonable assurance with respect to financial statement preparation and presentation.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov The revisions should also be included in filings on Form 10-QSB.

Mr. William Thompson

        Response

        The statement has been revised in response to the comment.

        Report of Independent Registered Public Accounting Firm, page F-1

4.	In light of the fact that you conduct your principal operations in Israel, please explain to us why the report of your independent accountants is signed in Minneapolis, Minnesota.

        Response

        Our independent accountants, Virchow, Krause and Company, LLP, an independent member of Baker Tilly International, and the partner in charge of our audit are located in Minneapolis, MN. Virchow, Krause and Company, LLP is registered with the PCAOB. In order to complete the audit, Virchow, Krause and Company, LLP utilizes Baker Tilly Oren Horowitz, an independent member of Baker Tilly International, who are located in Israel, to complete certain procedures related to the audit. Among other procedures, the Virchow, Krause and Company, LLP partner and manager on our account visited all of our locations in Israel and completed a walk through of our significant financial statement processes during their audit for the year ended December 31, 2006.

        Report of Independent Registered Public Accounting Firm, page F-2

5.	The report of your independent accountants refers to the “auditing standards” of the Public Company Accounting Oversight Board (United States) rather than the “standards” of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1, available at www.pcaobus.org, and SEC Release No. 34-49707, available at www.sec.gov. A reference to “auditing, standards” of the PCAOB is too narrow and preclusive to other standards applicable to the audit. Please obtain and file a revised audit opinion from your independent public accounting firm that refers to the “standards” of the PCAOB.

        Response

        The audit opinion from Weinberg & Company, P.A. has been revised in response to the comment.

Mr. William Thompson

        Consolidated Statements of Cash Flows, page F-7

6.	In accordance with paragraph 18 of SFAS 115 and paragraphs 16.b and 17.b of SFAS 95, please revise to present purchases and sales of trading securities in cash flows from operating activities.

        Response

        The statement has been revised in response to the comment.

7.	We note you issued a $200,000 note payable in purchasing the outstanding shares of Owen Mills Company. Please tell us where you classified payments on this note in your statements of cash flows and tell us your basis for such classification. Defer for guidance to footnote 6 to paragraph 17.c of SFAS 95.

        Response

        Based on footnote 6 to paragraph 17.c of SFAS 95, payments made on the $200,000 note issued for the purchase of the outstanding shares of Owen Mills Company have been classified as outflows from financing activities in “Repayment of Long-Term Debt” line in the statement of cash flows.

        Note 9._ Long -Term Debt, page F-21

8.	Please explain to us how you account for the discount on the note payable to Owen Mills Company. Refer for guidance to paragraphs 12 and 15 of APB 21.

        Response

        The Company accounted for the discount on the note payable for the purchase of the outstanding shares of Owen Mills Company pursuant to the provisions of APB 21 paragraph 12 “Note exchanged for property, goods, or service” and paragraph 15 “Amortization of discount and premium.”

        On the date of issuance of the note, the Company calculated its fair market value, $172,401, according to the prevailing rates for similar instruments of the Company with similar note payment terms.

        The difference between the present value and the face amount of the note payable is being amortized based on the “interest method” as defined in paragraphs 16 and 17 of APB 12, as interest expenses over the life of the note payable.

        Note 13. Shareholders’ Equity, page F-29

Mr. William Thompson

9.	With reference to the guidance in SFAS 133 and EITF 00-19, please explain to us in detail how you concluded the warrants should be accounted for as derivatives. If such classification stems from requirements under registration payment arrangements, please tell us how your accounting subsequent to January 1, 2007 complies with the guidance in FSP No. EITF 00-19-2. Furthermore, in calculating the fair value of warrants, explain to us why it is appropriate to use an expected life assumption rather than the contractual term. Refer by analogy to footnote 7 to SAB Topic 14:.A.

        Response

        The warrants issued under the Securities Purchase Agreement, dated June 15, 2005, were accounted for as derivative due to a registration rights agreement which provides for payments by the Company in the event of its failure to maintain the effectiveness of the registration statement in accordance with SFAS 133 and EITF 00-19. In accordance with EITF 05-04, View B1, the registration payment arrangement does not quality for equity classification because the instrument is to be settled in cash. Since the contingency payoff feature of the combined derivative is paid in cash, the warrants were classified as a liability in 2005 and 2006.

        The fair value of the warrants issued under the Securities Purchase Agreement was calculated based on the Black-Scholes Pricing Model with an expected life equal to the remaining contractual life of the warrants.

        Effective January 1, 2007 the Company applied the provisions of FSP No. EITF 00-19-2 and determined that the financial instrument subject to registration payments arrangement should be reclassified as equity in the amount of $171,597, the fair value of the entire arrangement as of the date of inception.

        The Company has amended its interim financial statements on Form 10-QSB for the periods ended March 31, 2007 and June 30, 2007, to reflect the reclassification of such financial instrument as an equity instrument and eliminated the change in the fair value previously recognized in its profit and loss account due to this change in accounting.

        Note 15. Segment Information and Concentration, page F-31

10.	please disclose net revenues for each product or each group of similar products as required by paragraph 37 of SFAS 131. Also disclose the amount of revenues attributed to each individual foreign country that is material.

Mr. William Thompson

        Response

        The segments report followed by the Company is guided by its overall business approach. The Company runs its business in these segments: “Military Export”, “Military Local” and “Civilian Local”, since it believes these segments best represent its business and marketing approach. The Company did not collect information with respect to each product or similar products during this period.

        No country other than Israel accounts for more than 10% of our revenues. Additional information for revenues generated by geographical areas, as required pursuant to paragraph 37 of SFAS 131, is provided within the amended financial statements as of December 31, 2006.

11.	Please be advised that the certifications required. by Rule 1.3a-14(a) or Mule 15d¬14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-B. Accordingly please add the parenthetical language that has been deleted from paragraph 4(d) of your certifications. The revisions should also be included in filings on Form 10-QSB.

        Response

        The certificates have been revised in response to the comment.

        Form 10 – QS B for Fiscal Quarter Ended March 31, 2007

12.	File number 1-9009 that appears on the cover page of Form I O-QSB differs from file number 0-30105 that appears on the cover page of Form 10-KSB and in our records. Please make the appropriate revisions in future filings.

        Response

        The Company has revised the file number in response to the comment.

        Item 3. Controls and Procedures, page 20

Mr. William Thompson

13.	You state that your certifying officers concluded that your disclosure control and procedures were effective “to ensure that information required to be disclosed by [your] company in reports that [you] file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported with the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-I 5(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing.

        Response

        The documents have been revised in response to the comment.

        Attached is a letter from our client acknowledging that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the staff, or changes to disclosure in response to comments by the staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
Enclosures

cc:      Defense Industries International, Inc.